FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of May, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 09, 2006

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            09 May 2006, AGM Statement

Exhibit 99



                                  UNILEVER PLC

      ANNUAL GENERAL MEETING AND SEPARATE MEETING OF ORDINARY SHAREHOLDERS

                            ALL RESOLUTIONS APPROVED


Unilever PLC shareholders today approved all resolutions put to the annual general meeting and the separate meeting of ordinary shareholders in London. Voting was by poll on each resolution and the results are set out below.

All resolutions put to the annual general meeting and separate class meetings in Rotterdam on 8 May 2006 were also approved.

BOARD APPOINTMENTS

All continuing directors stood for election and were duly re-elected. These were Patrick Cescau, Kees van der Graaf, Ralph Kugler, Rudy Markham, Antony Burgmans, Leon Brittan Lynda Chalker, Wim Dik, David Simon and Jeroen van der Veer. Charles Golden, Byron Grote, Jean-Cyril Spinetta and Kees Storm were proposed for election for the first time and were duly elected.

Bertrand Collomb, Oscar Fanjul and Hilmar Kopper retired as non-executive directors at the meeting.

David Simon replaces Bertrand Collomb as the Senior Independent Director.

GOVERNANCE STRUCTURE

All resolutions relating to the Corporate Structure Review were also approved.

  . To allow greater flexibility in the allocation of assets between both parent companies
  . To allow shareholders the right, taking into account the need to ensure unity of management, to nominate candidates for election as Directors.

SHARE CAPITAL CONSOLIDATION

Shareholders also approved the share capital consolidation by which holders of Unilever PLC ordinary shares at 6pm on Friday 19 May 2006 will exchange 20 existing Unilever PLC ordinary shares of 1.4 pence each for 9 new Unilever PLC ordinary shares of 3 1/9 pence each. Dealings in the new shares are expected to commence on Monday 22 May 2006.

As a result of the share capital consolidation, the Unilever PLC American Depositary Receipt (ADR) which comprised four Unilever PLC ordinary shares of
1.4 pence each will be changed to comprise one Unilever PLC new ordinary share of 3 1/9 pence. Citibank N.A., the depositary for the Unilever PLC ADR programme, will issue to each registered ADR holder as of 19 May 2006 0.8 Unilever PLC ADR for each Unilever PLC ADR held as of 19 May 2006.

Fractions of both ordinary shares and ADRs will be aggregated and sold in the market with the cash proceeds being distributed to entitled share and ADR holders.

REMAINING RESOLUTIONS

The remaining resolutions were all approved.

POLL RESULTS ANNUAL GENERAL MEETING

RESOLUTION                           FOR         %      AGAINST      %      VOTE
                                                                          WITHHELD

1.To receive the Reports and     1,710,840,398  99.87    2,196,246  0.13  13,910,134
Accounts for the year ended 31
December 2005
2.To approve the Directors       1,461,313,785  92.00  127,136,044  8.00  48,649,629
Remuneration Report for the
year ended 31 December 2005
3.To declare a dividend of       1,723,425,566  99.98      391,725  0.02   3,133,681
13.54 pence on the Ordinary
Shares
4.To re-elect Mr P J Cescau as   1,713,452,507  99.80    3,362,318  0.20   3,536,540
a Director
5.To re-elect Mr C J van der     1,712,647,126  99.77    3,954,636  0.23   3,743,462
Graaf as a Director
6.To re-elect Mr R D Kugler as   1,712,840,270  99.77    3,957,120  0.23   3,545,789
a Director
7.To re-elect Mr R H P Markham   1,665,074,176  99.75    4,154,334  0.25  51,076,083
as a Director
8.To re-elect Mr A Burgmans as   1,647,987,865  96.06   67,518,351  3.94   4,824,805
a Director
9.To re-elect The Rt Hon The     1,611,951,310  99.85    2,397,837  0.15  19,076,305
Lord Brittan of Spennithorne as
a Director
10.To re-elect The Rt Hon The    1,715,541,711  99.93    1,179,678  0.07   3,590,630
Baroness Chalker of Wallasey
QC, DL as a Director
11.To re-elect Professor W Dik   1,714,534,141  99.89    1,903,883  0.11   3,871,102
as a Director
12.To re-elect The Lord Simon    1,715,252,931  99.92    1,397,240  0.08   3,643,224
of Highbury CBE as a Director
13.To re-elect Mr J van der      1,714,796,040  99.90    1,698,963  0.10   3,804,721
Veer as a Director
14.To elect Mr C E Golden as a   1,716,158,067  99.97      459,464  0.03   3,708,181
Director
15.To elect Dr B Grote as a      1,608,627,976  99.59    6,659,156  0.41  18,173,959
Director
16.To elect Mr J-C Spinetta as   1,711,091,385  99.69    5,406,784  0.31   3,840,358
a Director
17.To elect Mr K J Storm as a    1,707,655,928  99.67    5,655,615  0.33   7,022,838
Director
18.To re-appoint                 1,599,852,023  99.05   15,316,023  0.95  16,778,749
PricewaterhouseCoopers LLP as
Auditors of the Company
19.To authorise the Directors    1,705,781,647  99.33   11,514,117  0.67   3,037,586
to fix the remuneration of the
Auditors
20.To renew the authority to     1,707,643,136  99.16   14,483,704  0.84   3,292,616
Directors to issue shares
21.To renew the authority to     1,717,978,171  99.59    7,108,281  0.41   1,809,479
Directors to disapply
pre-emption rights
22.To renew the authority to     1,712,538,051  99.73    4,606,316  0.27   3,154,312
the Company to purchase its own
shares
23.To give authority to align    1,717,310,922  99.93    1,214,438  0.07   8,407,437
the dividend generating
capacity and dividend
entitlements
24.To amend the Deed of Mutual   1,709,633,503  99.92    1,343,908  0.08   9,266,149
Covenants
25.To consolidate Unilever       1,720,594,537  99.93    1,270,344  0.07   5,014,229
PLC's share capital
26.To amend the Articles of      1,708,830,152  99.76    4,144,147  0.24   7,290,244
Association in relation to
board nominations
27.To amend the Articles of      1,592,957,129  98.83   18,924,278  1.17  21,440,927
Association in relation to
Directors' remuneration

Votes cast as a percentage of the issued share capital was approximately 58.58%.

Meeting of Ordinary
Shareholders

Amendment to the Equalisation    1,767,349,990  99.91    1,509,001  0.09   8,717,270
Agreement



Votes cast as a percentage of the issued share capital was approximately 61.04%.

A copy of the resolution put to shareholders has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility.